                                              OppenheimerFunds, Inc.
                                            Two World Financial Center
                                          225 Liberty Street, 16th Floor
                                           New York, New York 10281-1008

August 15, 2006

Via Electronic Transmission
Vincent J. DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

    Re: Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A
        for Oppenheimer Institutional Money Market Fund
        (SEC File Nos. 333-133173; 811-21888)

Dear Mr. DiStefano:

     On July  25,  2006  you  indicated  on a  telephone  call  that  you had an additional comment on Pre-Effective  Amendment No. 1 to the initial registration statement  on  Form  N-1A  filed  with  the  Commission  on July  6,  2006  (the
"Registration Statement") for the above-named fund (the "Fund").

     For your  convenience,  we have  included  your  comment  below in italics, followed by our response. The captions used below correspond to the captions the
Fund uses in its  Registration  Statement  and defined  terms have the  meanings defined therein.

Statement of Additional Information

Investment Restrictions

     SEC Comment: Please state the Fund's policy with regard to concentrating in a group of industries.

     Response:  The  disclosure  has been revised to indicate  that the Fund may invest more than 25% of its assets in a "group of industries."

     The Fund is filing a pre-effective  amendment  reflecting this change.  The pre-effective  amendment also revises the  information  in the Section  entitled
"About  Your  Account"  to clarify  the time that the Fund's net asset  value is calculated  and to indicate  that the Fund will not offer Class P shares until a later date.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

     Please direct any  questions  you may have  regarding the amendment or this letter to the undersigned at 212-323-5089.

                                                         Sincerely,

                                                         /s/ Nancy S. Vann
                                                         Nancy S. Vann
                                                         Vice President and
                                                         Assistant Counsel

cc:    Board I Board of Trustees
       Ronald M. Feiman, Esq.
       Douglas E. McCormack, Esq.
       Phillip S. Gillespie, Esq.
       Gloria LaFond
       Adrienne M. Ruffle, Esq.
       Robert Zack, Esq.